Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-272989), as amended, and on Form S-8 (No. 333-278868) of Bitfarms Ltd. of our report dated December 9, 2024 relating to the consolidated financial statements, which appears in Exhibit 99.2 to Amendment No. 1 to Bitfarms Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2023.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 17, 2024